UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17–19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
445,000,000 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 445,000,000 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 445,000,000 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
445,000,000 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (Gallagher) and Alisher Usmanov on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003,  Amendment No. 2 thereto dated December 15, 2003 and Amendment No. 3 thereto dated January 23, 2004 (as amended by such Amendment No. 1, Amendment No. 2 and Amendment No. 3, the Schedule 13D).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 4 and not otherwise defined have the meanings given them in the Schedule 13D, as previously amended or supplemented.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate consideration paid by Gallagher in purchasing an additional 41,775,546 ordinary shares of the Corus Group plc (the Issuer) after the filing of Amendment No. 3 to Schedule 13D on January 23, 2004 amounts to approximately USD 32,672,897 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the amount of this consideration from Coalco International Limited, a company incorporated in the British Virgin Islands (Coalco) under a Loan Facility pursuant to an agreement entered into between Gallagher and Coalco on December 22, 2003.

Item 5.	Interest in Securities of the Issuer

(a)–(b) The purchases of the ordinary shares of the Issuer that have been reported in this Amendment No. 4 to Schedule 13D were conducted on behalf of Gallagher by its appointed brokers and intermediaries on the same date as the filing of Amendment No. 3 to Schedule 13D on January 23, 2004. However, in accordance with customary market practice, Gallagher is not informed of all necessary details related to the purchases until one business day later by the persons conducting such purchases.  Accordingly, the following purchases of the ordinary shares of the Issuer were conducted since the filing of Amendment No. 3 to Schedule 13D on January 23, 2004:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
January 23, 2004	5,000,000	0.4108	2,053,800	0.7478	3,738,532
January 23, 2004	30,000,000	0.4328	12,983,850	0.7878	23,634,502
January 23, 2004	5,500,000	0.4302	2,365,902	0.7831	4,306,651
January 23, 2004	1,275,546	0.4278	545,631	0.7787	993,212
Total	41,775,546				32,672,897

*              Inclusive of broker’s fees and stamp duty.

**           All of the aforementioned share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.8203 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of January 23, 2004.

All of the foregoing transactions were denominated in British pounds and were conducted in the open market on the London Stock Exchange in the United Kingdom.

At the time of filing of Amendment No. 3 to Schedule 13D on January 23, 2004, Gallagher held 403,224,454 ordinary shares of the Issuer, and with the acquisition of an additional 41,775,546 shares after such filing, Gallagher now holds a total of 445,000,000 ordinary shares of the Issuer.

Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002.  An additional 1,304,340,897 ordinary shares were issued in a placing and open offer conducted by the Issuer on December 8, 2003, raising the number of the Issuer’s outstanding ordinary shares to 4,434,758,950, of which the 445,000,000 ordinary shares now held by Gallagher constitute 10.03%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 445,000,000 ordinary shares.
To the knowledge of either Filing Person, neither the Manager nor the Second Director beneficially owns any ordinary shares of the Issuer.

(c)           Except as set forth in (a)–(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager or the Second Shareholder, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No.4 to Schedule 13D.

(d)           To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e) Not applicable.
Item 7.	Material to Be Filed as Exhibits

Exhibit

Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2004

GALLAGHER HOLDINGS LIMITED

	By:	/s/ DEMETRIOS SERGHIDES
Demetrios Serghides
Director/Executive Officer

ALISHER USMANOV

/s/ ALISHER USMANOV